Exhibit 99.1

CGI INC.

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JANUARY 27, 2021

The Annual General Meeting of Shareholders of CGI Inc. (“CGI”) was held in Montréal, Quebec, Canada, on Wednesday, January 27, 2021 at 11:00 a.m. via live audio webcast. 119,481 shareholders holding 170,926,192 Class A subordinate voting shares and 28,945,706 Class B shares (multiple voting) were present or represented by proxy at the meeting, representing approximately 88.95% of the total votes attached to all issued and outstanding shares as of the record date on December 7, 2020.

Election of directors

All 16 directors proposed for election at the Annual General Meeting of Shareholders were elected by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the election of directors were as follows:

	Votes for		Votes withheld
	#	%	#	%
Alain Bouchard	436,132,354	95.08%	22,585,172	4.92%
George A. Cope	455,514,087	99.30%	3,203,439	0.70%
Paule Doré	433,615,295	94.53%	25,102,231	5.47%
Julie Godin	448,873,665	97.85%	9,843,861	2.15%
Serge Godin	449,080,433	97.90%	9,637,093	2.10%
Timothy J. Hearn	445,114,174	97.03%	13,603,352	2.97%
André Imbeau	450,803,547	98.27%	7,913,979	1.73%
Gilles Labbé	456,227,487	99.46%	2,490,039	0.54%
Michael B. Pedersen	456,963,615	99.62%	1,753,911	0.38%
Stephen S. Poloz	457,312,907	99.69%	1,404,619	0.31%
Mary Powell	457,028,772	99.63%	1,688,754	0.37%
Alison C. Reed	456,977,460	99.62%	1,740,066	0.38%
Michael E. Roach	451,695,937	98.47%	7,021,589	1.53%
George D. Schindler	456,602,798	99.54%	2,114,728	0.46%
Kathy N. Waller	456,621,223	99.54%	2,096,303	0.46%
Joakim Westh	452,543,333	98.65%	6,174,193	1.35%

Appointment of the auditor

The resolution to appoint PricewaterhouseCoopers LLP as CGI’s auditor to hold office until the next annual meeting of shareholders or until its successor is appointed, and to authorize the Audit and Risk Management Committee to fix its remuneration, was adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the appointment of the auditor were as follows:

	Votes for		Votes withheld
	#	%	#	%
Auditor	459,761,112	99.87%	615,592	0.13%

Ratification, confirmation and approval of amended and restated By-Law 1986-5 of CGI Inc.

The ordinary resolution ratifying, confirming and approving amended and restated By-Law 1986-5 of CGI was adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to the amendment to By-Law 1986-5 were as follows:

	Votes for		Votes against
	#	%	#	%
Amendment to By-Law 1986-5	457,492,510	99.37%	2,884,194	0.63%